SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

EQUITY INNS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

294703 10 3

(CUSIP Number)

December 31, 2002—-Amendment Pursuant to Rule 13d-2(b)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

CUSIP No. 294703 10 3	13G	Page 2 of 10

(1)		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip H. McNeill, Sr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION United States

(5) SOLE VOTING POWER 1,610,298(1)
NUMBER OF
SHARES
BENEFICIALLY OWNED BY		(6) SHARED VOTING POWER -0-
EACH
REPORTING PERSON WITH
(7) SOLE DISPOSITIVE POWER 1,610,298(1)

(8) SHARED DISPOSITIVE POWER -0-

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,298(2)

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.90%(2)

(12)		TYPE OF REPORTING PERSON IN

(1)	Includes (a) 109,400 restricted shares of Common Stock which remain subject to vesting but which Mr. McNeill, Sr. has the power to vote and receive dividends; (b) 14,705 shares of Common Stock owned by his spouse, Mabel M. McNeill; (c) 554,906 shares of Common Stock that are potentially issuable upon the redemption of units of limited partnership interests in Equity Inns Partnership, L.P. (the “Units”) held by Mr. McNeill, Sr. (at the election of the holder, the Units may be tendered for redemption and at the sole option of the Issuer, the Units are redeemable for cash or for shares of Common Stock on a one-for-one basis); (d) 15,218 shares of Common Stock owned by McNeill Investment Company, Inc. (“McNeill Investment”) of which Mr. McNeill, Sr. owns approximately 99% of the capital stock and his son, Phillip H. McNeill, Jr., owns less than 1%; and (e) 275,678 shares of Common Stock that are potentially issuable upon the redemption of Units held by McNeill Investment. Options for 390,000 shares of Common Stock previously reported on Schedule 13G and prior Amendment Nos. 1 and 2 have expired.

(2)	The percentage assumes all of the Units held by Mr. McNeill, Sr. are redeemed for shares of Common Stock but that no outstanding options are exercised or other outstanding Units are redeemed for shares of Common Stock.

CUSIP No. 294703 10 3	13G	Page 3 of 10

(1)		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mabel M. McNeill

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION United States

(5) SOLE VOTING POWER 14,705
NUMBER OF
SHARES
BENEFICIALLY OWNED BY		(6) SHARED VOTING POWER -0-
EACH
REPORTING PERSON WITH
(7) SOLE DISPOSITIVE POWER 14,705

(8) SHARED DISPOSITIVE POWER -0-

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,705

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .04%

(12)		TYPE OF REPORTING PERSON IN

CUSIP No. 294703 10 3	13G	Page 4 of 10

(1)		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PHM Family, L.L.C.(3)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee

(5) SOLE VOTING POWER -0-
NUMBER OF
SHARES
BENEFICIALLY OWNED BY		(6) SHARED VOTING POWER 4,671(4)
EACH
REPORTING PERSON WITH
(7) SOLE DISPOSITIVE POWER -0-

(8) SHARED DISPOSITIVE POWER 4,671(4)

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,671

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .01%(5)

(12)		TYPE OF REPORTING PERSON OO

(3)	The membership interests of PHM Family, LLC are owned 1/3 by M. Whitney McNeill, 1/3 by Hallie V. McNeill and 1/3 by Mr. McNeill, Jr., the adult children of Phillip H. McNeill, Sr. and Mabel M. McNeill.

(4)	These shares of Common Stock are potentially issuable upon the redemption of Units held by PHM. At the election of the holder, the Units may be tendered for redemption. At the sole option of the Issuer, the Units are redeemable for cash or for shares of Common Stock on a one-for-one basis.

(5)	The percentage assumes that all of the Units held by PHM are redeemed for shares of Common Stock but that no outstanding options are exercised or other Units are redeemed for shares of Common Stock.

CUSIP No. 294703 10 3	13G	Page 5 of 10

(1)		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip H. McNeill, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION United States

(5) SOLE VOTING POWER 71,082(6)
NUMBER OF
SHARES
BENEFICIALLY OWNED BY		(6) SHARED VOTING POWER -0-
EACH
REPORTING PERSON WITH
(7) SOLE DISPOSITIVE POWER 71,082(6)

(8) SHARED DISPOSITIVE POWER -0-

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,082

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES(6)	☒

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .18%(7)

(12)		TYPE OF REPORTING PERSON IN

(6)	Includes (a) 38,500 restricted shares of Common Stock which remain subject to vesting but which Mr. McNeill, Jr. has the power to vote and receive dividends, and (b) 6,701 shares potentially issuable upon the redemption of Units held by Mr. McNeill, Jr. At the election of the holder, the Units may be tendered for redemption. At the sole option of the Issuer, the Units are redeemable for cash or shares of Common Stock on a one-for-one basis. Excludes 18,949 Units and 15,218 shares of Common Stock held by McNeill Investment in which Mr. McNeill, Jr. owns less than 1% of the capital stock and Mr. McNeill, Sr. owns approximately 99% of the capital stock.

(7)	The percentage assumes all of the Units held by Mr. McNeill, Jr. are redeemed for shares of Common Stock but that no other Units are redeemed for shares of Common Stock.

Item 1(a)	Name of Issuer:

Equity Inns, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7700 Wolf River Boulevard, Germantown, Tennessee 38138

Item 2(a)	Name of Persons Filing:

This statement is being filed on behalf of Phillip H. McNeill, Sr. (“Mr. McNeill, Sr.”), Mabel M. McNeill (“Mrs. McNeill”), Phillip H. McNeill, Jr. (“Mr. McNeill, Jr.”) and PHM Family, L.L.C. (“PHM” and, together with Mr. McNeill, Sr., Mrs. McNeill and Mr. McNeill, Jr., the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Mr. McNeill, Sr. is 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

The residence address of Mrs. McNeill is 218 Cloister Green Lane, Memphis, Tennessee 38120.

The address of the principal business office of Mr. McNeill, Jr. is 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

The address of the principal business office of PHM is 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

Item 2(c)	Citizenship:

Mr. McNeill, Sr., Mrs. McNeill and Mr. McNeill, Jr. are United States citizens. PHM is a Tennessee limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number:

294703 10 3

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under Section 15 of the Exchange Act
(b)	[	]	Bank as defined in section 3(a)(6) of the Exchange Act
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Exchange Act
(d)	[	]	Investment company registered under Section 8 of the Investment Company Act

Page 6 of 10 Pages

(e)	[	]	Investment adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[	]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(i)(ii)(F)
(g)	[	]	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[	]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[	]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4	Ownership:

(a) Amount Beneficially Owned: See Item 9 of Cover Pages

(b) Percent of Class: See Item 11 of Cover Pages

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - See Item 5 of Cover Pages

(ii)	shared power to vote or to direct the vote — See Item 6 of Cover Pages

(iii)	sole power to dispose of or to direct the disposition of — See Item 7 of Cover Pages

(iv)	shared power to dispose of or to direct the disposition of — See Item 8 of Cover Pages

Item 5	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Page 7 of 10 Pages

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2003	/s/ Phillip H. McNeill, Sr. Phillip H. McNeill, Sr.

Dated: February 4, 2003	/s/ Mabel M. McNeill Mabel M. McNeill

Dated: February 4, 2003	/s/ Phillip H. McNeill, Jr Phillip H. McNeill, Jr.

PHM FAMILY, L.L.C.

Dated: February 4, 2003	By:	/s/ Phillip H, McNeill, Sr. Name: Phillip H. McNeill, Sr. Title: Manager

Page 9 of 10 Pages